UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Ensurge, Inc

(Name of Issuer)

Common Stock

(Title of Class Securities)

29356 30 0

(CUSIP Number)

Steven Thomas Heard

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of  Section 1S of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29356 30 0

1.          Names of Reporting Persons:       Steven Thomas Heard

 I.R.S. Identification Nos. of Above Persons (entities only):

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.          SEC Use Only:

4.          Source of Funds (See Instruction):

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):    ☐

6.          Citizenship or Place of Organization:

 Steven Thomas Heard is a Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person

7	Sole Voting Power:	5,500,000 shares of common stock

8	Shared Voting Power:	10,500,000 shares of common stock

9	Sole Dispositive Power:	5,500,000 shares of common stock

10	Shared Dispositive Power:	10,500,000 shares of common stock

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:

 10,500,000 shares of common stock

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).  ☐

13.        Percent of Class Represented by Amount in Row 11.

 39.9%

14.       Type of Reporting Person (See Instructions):         IN

ITEM 1  SECURITY AND ISSUER

Ensurge, Inc. Common Stock
4766 S. Holladay Blvd. Holladay, UT 84117

ITEM 2  IDENTITY AND BACKGROUND

(a)   Name of Persons filing this statement:

Steven Thomas Heard

(b)   Residence or Business Address:

9638 104th Avenue
Largo, FL 33777

(c)   Present Principal Occupation and Employment:

Investor and Consultant to, and controlling shareholder of, PureMax, Inc.

(d)   Criminal Convictions:

None of the Reporting Persons have been charge or convicted in a criminal proceeding during the last five years.

(e)   Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)    State of Incorporation/Organization/Citizenship:

Canadian Citizen

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Cancelling and converting a debt of the Issuer in the amount of $424,820.

ITEM 4  PURPOSE OF TRANSACTION

Investment in the issuer.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

Steven Thomas Heard	5,500,000 shares	20.9%
PureMax, Inc.	5,000,000 shares	19.0%
Group Holdings	10,500,000 shares	39.9%

By virtue of controlling PureMax, Inc., Steven Thomas Heard has shared voting power over 10,500,000 shares.

Steven Thomas Heard has sole voting power and dispositive power over 5,500,000 shares.

By virtue of controlling PureMax, Inc., Steven Thomas Heard has shared voting power over 10,500,000 shares.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen Thomas Heard
Steven Thomas Heard

Dated: February 9, 2010